BLACK MOUNTAIN CAPITAL CORPORATION

July 7, 2006

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Black Mountain Capital Corporation

We confirm that the following material sent by pre-paid mail on July 6, 2006, to the registered shareholders of Common shares of the subject Corporation:

1.	Annual Report 2005 / Consolidated Financial Statements for the years ended December 31, 2005;
2.	Notice of Annual General Meeting / Information Circular;
3.	Form of Proxy;
4.	Request for Annual & Interim Financial Statements; and
5.	Return Envelope.

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,

BLACK MOUNTAIN CAPITAL CORPORATION

/s/ Irene Fam

Irene Fam
Executive assistant